FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES COURT FILING BY CREDITORS,

ADDITIONAL PLAN FILED WITH AMEX AND RESIGNATION OF OFFICER/DIRECTOR

 (all amounts expressed in U.S. Dollars)

Didsbury, Alberta – Friday, August 8, 2008 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announces that on August 7, 2008 a group of its unsecured creditors filed an Originating Notice in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, requesting an Order declaring that the Company and its wholly-owned subsidiary, JED Production Inc., together are a “debtor company” under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and staying all proceedings and remedies against the Company except as set forth in the Order or otherwise permitted by law.  The requested Order would further authorize JED to carry on its business and to appoint PricewaterhouseCoopers as the monitor in the CCAA proceedings.  This Notice is scheduled to be heard by the Court later today and a further announcement will be made following the conclusion of the hearing.  The CCAA has been roughly compared to Chapter 11 in the United States as it is a procedure to permit a company with financial difficulties to restructure and continue to operate.  If the Court approves the Order, JED will develop and present for Court approval a Plan of Arrangement for the liabilities covered by the CCAA protection.

JED further announces that on August 5th it filed the Additional Plan requested by the American Stock Exchange (“AMEX”) as required by the previously announced second notice received from AMEX dated July 15, 2008.  The Additional Plan was requested due to AMEX’s concern about the Company’s ability to be in compliance by October 13, 2008 with Section 1003(a)(iv) of the AMEX Company Guide, due to the extensions to redeem its $40.24 million of convertible notes.  The Plan consists of the Company’s efforts to sell existing assets, as previously announced, for the redemption of the notes and payment of other creditors.

JED further announces that Mr. James T. Rundell submitted his resignation on August 5th as President and a Director of the Company and its subsidiaries in order to pursue other activities.  The Board has decided that until the current restructuring efforts have been completed, the office of President and the vacancy on the Board will not be filled.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties in western Canada and the Rocky Mountain states in the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and “scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Lena Cati (212) 836-9611

(403) 335-2107

Linda Latman  (212) 836-9609

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com